UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

SONOSITE, INC.

(Name Of Subject Company (Issuer))

SONOSITE, INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

SonoSite, Inc.

21919 30th Drive SE

Bothell, Washington 98021-3904

(425) 951-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alan C. Smith

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, Washington 98101

(206) 389-4510

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$7,130
*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,130
Form or Registration No.:	Schedule TO
Filing Party:	SonoSite, Inc.
Date Filed:	January 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 19, 2010 (together with the exhibits thereto, this “Schedule TO”) relating to a tender offer by SonoSite, Inc. (“SonoSite” or the “Company”) to purchase shares of its common stock, par value $0.01, for an aggregate purchase price of $100 million, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 19, 2010 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase, the Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The last sentence of the paragraph entitled “How will the Offer affect the number of shares of common stock outstanding and the number of record holders of SonoSite?” on page 3 of the Offer to Purchase is hereby amended and restated in its entirety as follows: “Shareholders who do not have their shares purchased in the Offer will realize a proportionate increase in their relative ownership interest in SonoSite. See Sections 2 and 12.”

2. Immediately following the last paragraph in the Introduction on page 10 of the Offer to Purchase, the following paragraphs are added:

“We do not view the certification made by shareholders tendering their shares that they have ‘read, understand, and agree to all the terms of the Offer’ as a waiver of liability and we agree not to assert that this provision constitutes a waiver of liability.”

“The signed returned Letters of Transmittal received by the Company will be accepted as if there is no certification that the shareholder tendering shares has read, understood and agrees to all the terms of the Offer or legend relating to Treasury Department Circular 230.”

3. The first paragraph of the section “Certain Effects of the Offer” on page 15 of the Offer to Purchase is hereby amended and restated in its entirety as follows: “The Offer presents potential risks and disadvantages to us and our continuing shareholders. It will reduce our “public float,” which is the number of shares owned by outside shareholders and available for trading in the securities markets, and is likely to reduce the number of our record holders. These reductions may result in lower stock prices or reduced liquidity in the trading market for our shares in the future as well as increased volatility of our share price. See Section 12. Future open market purchases, if authorized, would further reduce our public float.

4. The first sentence of the final paragraph of the section “Conditions of the Offer” on page 25 of the Offer to Purchase is hereby amended and restated in its entirety as follows: “The conditions listed above are for our sole benefit and we may assert those conditions regardless of the circumstances (other than conditions that are caused by our actions or inactions) that give rise to the conditions and we may, in our sole discretion, waive any of the conditions listed above, in whole or in part, before the expiration date.”

5. The section “11. Federal Income Tax Withholding.” of the Letter of Transmittal is hereby amended to delete the final paragraph.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SonoSite, Inc.

Dated: January 28, 2010	By:	/s/ MICHAEL J. SCHUH
	Name:	Michael J. Schuh
	Title:	Vice President and Chief Financial Officer